EXHIBIT 99.1
Kingsway Financial Services Inc. Announces Amendment to Normal Course Issuer Bid
     TORONTO, July 29, 2009 — Kingsway Financial Services Inc. (“Kingsway”) announced today an amendment to its normal course issuer bid for common shares. The normal course issuer bid was originally announced by Kingsway on November 28, 2008. Purchases under the normal course issuer bid from December 2, 2008 to December 1, 2009 were limited to 2,753,426 common shares (or approximately 5% of the aggregate number of common shares outstanding on November 15, 2008). In connection with its $40 million capital initiative announced in May 2009, Kingsway requested that the Toronto Stock Exchange (“TSX”) accept a revision to the maximum number of common shares that can be purchased under the normal course issuer bid to 5,386,545 common shares, or 10% of the public float on November 28, 2008. The TSX has today approved Kingsway’s request.
     As at July 29, 2009, there were 55,068,528 common shares issued and outstanding. To date, no common shares have been purchased under the normal course issuer bid that began on December 2, 2008. Purchases under the normal course issuer bid will terminate on December 1, 2009.
     From May 1, 2008 to October 31, 2008, the average daily trading volume (the “ADTV”) of Kingsway common shares on the TSX was 262,936. The maximum number of common shares that Kingsway may purchase in one day pursuant to the normal course issuer bid is 65,734, or 25% of the ADTV, subject to a weekly “block purchase” exemption. All purchases of common shares will be made on the open market through the facilities of the TSX. Any common shares purchased by Kingsway pursuant to the normal course issuer bid will be cancelled.
About Kingsway
     Kingsway Financial Services Inc. (“Kingsway” or the “Company”) is a leading non-standard automobile insurer and commercial automobile insurer in North America. Kingsway’s primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.
     For further information: Kathleen Howie, Vice President, General Counsel & Corporate Secretary, Tel: (905) 677-8889,
Fax: (905) 677-5008.